FORM 51-102F3
MATERIAL CHANGE REPORT

Item One - Name and Address of Company

Organigram Holdings Inc. (the "Company")
35 English Drive
Moncton, NB E1E 3X3

Item Two - Date of Material Change

November 12, 2020

Item Three - News Release

The news release reporting the material change described in this report was issued in Moncton, New Brunswick on November 12, 2020 (the "News Release").

The News Release was distributed through Business Wire and filed with each of the relevant Canadian securities regulatory authorities via SEDAR. The News Release is attached hereto as Schedule "A" and incorporated by reference herein.

Item Four - Summary of Material Change

On November 12, 2020, the Company announced the closing of its previously announced underwritten public offering of units of the Company (the "Units") for total gross proceeds of C$69,143,750 (the "Offering"). The Company sold 37,375,000 Units at a price of C$1.85 per Unit, including 4,875,000 Units sold pursuant to the exercise in full of the underwriters' over-allotment option.

Each Unit consisted of one common share of the Company a "Common Share") and one half of one common share purchase warrant of the Company (each full common share purchase warrant, a "Warrant"). Each Warrant is exercisable to acquire one common share of the Company (a "Warrant Share") for a period of three years following the closing date of the Offering at an exercise price of C$2.50 per Warrant Share, subject to adjustment in certain events.

Item Five - Full Description of Material Change

For a full description of the material change, please see the News Release attached hereto as Schedule "A" which News Release forms an integral part of this material change report.

Item Six - Reliance on subsection 7.1(2) of National Instrument 51-102

Not Applicable.

Item Seven - Omitted Information

Not Applicable.

Item Eight - Executive Officer

Greg Engel, Chief Executive Officer (855) 961-9420

Item Nine - Date of Report

November 12, 2020

Forward-looking Information

This report contains "forward-looking information" and "forward-looking statements" within the meaning of applicable securities legislation (collectively, "forward-looking information"). Often, but not always, forward-looking information can be identified by the use of words such as "plans", "expects", "estimates", "intends", "anticipates", "believes" or variations of such words and phrases or state that certain actions, events, or results "may", "could", "would", "might" or "will" be taken, occur or be achieved.

Forward-looking information involves known and unknown risks, uncertainties and other factors that may cause actual results, events, performance, prospects, opportunities or achievements of the Company to differ materially from current expectations or future results, performance or achievements expressed or implied by the forward-looking information contained in this report. Risks, uncertainties and other factors involved with forward-looking information which could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information include factors and risks as disclosed in the Company's most recent annual information form, management's discussion and analysis and other Company documents filed from time to time on SEDAR (see www.sedar.com), or the Company's annual report on Form 40-F and its reports on Form 6-K filed or furnished to the Securities and Exchange Commission (the "SEC") on EDGAR (see www.sec.gov), and such other continuous disclosure materials as may be filed or furnished from time to time by the Company with Canadian securities regulatory authorities and the SEC. Although the Company believes that the assumptions and factors used in preparing the forward-looking information in this report are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur in the disclosed time frames or at all. The forward-looking information included in this report is given as of the date of this report and the Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking information, whether as a result of new information, future events or otherwise. We seek safe harbor.

SCHEDULE "A"

(see attached)

Organigram Closes Previously Announced Underwritten Public Offering

MONCTON, New Brunswick--(BUSINESS WIRE)--November 12, 2020--Organigram Holdings Inc. (NASDAQ: OGI) (TSX: OGI), the parent company of Organigram Inc. (the "Company" or "Organigram"), a leading licensed producer of cannabis, announced today the closing of its previously announced underwritten public offering of units of the Company (the "Units") for total gross proceeds of C$69,143,750 (the "Offering"). The Company sold 37,375,000 Units at a price of C$1.85 per Unit, including 4,875,000 Units sold pursuant to the exercise in full of the underwriters' over-allotment option.

Each Unit is comprised of one common share of the Company (a "Common Share") and one half of one common share purchase warrant of the Company (each full common share purchase warrant, a "Warrant"). Each Warrant is exercisable to acquire one common share of the Company (a "Warrant Share") for a period of 3 years following the closing date of the Offering at an exercise price of C$2.50 per Warrant Share, subject to adjustment in certain events.

Canaccord Genuity Corp. and Canaccord Genuity LLC acted as the lead underwriters for the Offering, together with a syndicate of underwriters including BMO Nesbitt Burns Inc., Scotia Capital Inc., Eight Capital, Raymond James Ltd., Stifel GMP, Alliance Growth Partners, ATB Capital Markets Inc., Haywood Securities Inc., and Paradigm Capital Inc.

The Company expects to use the net proceeds from the Offering to repay indebtedness, and for working capital and other general corporate purposes.

In connection with the Offering, the Company filed a prospectus supplement dated November 10, 2020 (the "Prospectus Supplement") to its short form base shelf prospectus dated November 22, 2019 (the "Base Shelf Prospectus") with the securities commissions or similar securities regulatory authorities in each of the provinces and territories of Canada. In addition, the Prospectus Supplement was filed with the United States Securities and Exchange Commission (the "SEC") as a supplement to the Company's registration statement on Form F-10 (SEC File No. 333-234564) (the "Registration Statement") under the United States/Canada Multi-Jurisdictional Disclosure System which includes the Base Shelf Prospectus. The Prospectus Supplement, the Base Shelf Prospectus and the Registration Statement contain important detailed information about the Company and the Offering.

Copies of the Prospectus Supplement and the Base Shelf Prospectus are available on SEDAR at www.sedar.com and copies of the Prospectus Supplement and the Registration Statement are available on EDGAR on the SEC's web site at www.sec.gov. Copies of the Prospectus Supplement, the Base Shelf Prospectus and the Registration Statement may also be obtained in Canada from Canaccord Genuity Corp., 161 Bay Street, Suite 3000, Toronto, ON M5J 2S1 and in the United States from Canaccord Genuity LLC, 99 High Street, Suite 1200, Boston, Massachusetts 02110, Attn: Syndicate Department, by telephone at (617) 371-3900, or by email at prospectus@canaccordgenuity.com.

No securities regulatory authority has either approved or disapproved of the contents of this press release. This press release is for information purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Organigram Holdings Inc.

Organigram Holdings Inc. is a NASDAQ Global Select and TSX listed company whose wholly owned subsidiary, Organigram Inc., is a licensed producer of cannabis and cannabis-derived products in Canada.

Organigram is focused on producing high-quality, indoor-grown cannabis for patients and adult recreational consumers in Canada, as well as developing international business partnerships to extend the Company's global footprint. Organigram has also developed a portfolio of legal adult use recreational cannabis brands including The Edison Cannabis Company, Ankr Organics and Trailblazer. Organigram's facility is located in Moncton, New Brunswick and the Company is regulated by the Cannabis Act and the Cannabis Regulations (Canada).

Forward Looking Statements

This news release contains forward-looking information and forward-looking statements (together, "forward-looking information") including statements regarding the terms, timing and potential completion of, and use of proceeds from, the Offering. Often, but not always, forward-looking information can be identified by the use of words such as "plans", "expects", "estimates", "intends", "anticipates", "believes" or variations of such words and phrases or state that certain actions, events, or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking information involves known and unknown risks, uncertainties and other factors that may cause actual results, events, performance or achievements of Organigram to differ materially from current expectations or future results, performance or achievements expressed or implied by the forward-looking information contained in this news release. Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information including factors and risks as disclosed in the Company's most recent annual information form, management's discussion and analysis and other Company documents filed from time to time on SEDAR (see www.sedar.com) and filed or furnished to the Securities and Exchange Commission on EDGAR (see www.sec.gov). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Although the Company believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur in the disclosed time frames or at all. The forward-looking information included in this news release are made as of the date of this news release and the Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.

Contacts

For Investor Relations enquiries, please contact:

Amy Schwalm

Vice President, Investor Relations

Amy.Schwalm@organigram.ca

(416) 704-9057

For Media enquiries, please contact:

Marlo Taylor

mtaylor@gagecommunications.ca